

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

June 30, 2008

Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **RE: Union Pacific Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 001-06075**

Dear Mr. Totusek:

We have reviewed your May 19, 2008 correspondence and considered the information provided as part of our discussion during the week of June 20, 2008, and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," by August 1, 2008.

Allocation of Payroll Costs (Prior Comments 2 and 3)

1. You refer to project supervisors in response to our prior comment number 2. Please clarify whether these project supervisors are on-site, or remote from the projects that they supervise.

2. Please further explain to us the reason it is appropriate to capitalize the payroll costs that relate to employees who provide materials management, crew dispatching, timekeeping, etc. It is not clear why you do not consider these costs to be general and administrative costs, which you expense as incurred.

3. In addition, please clarify whether these employees devote any time to routine track maintenance activities, like the ones identified in your response to prior comment number one. If so, describe for us your allocation methodology and explain to us why this method is appropriate. Under paragraph 7 of SFAS 67, which you have referenced by analogy, "indirect costs that relate to several projects shall be capitalized and allocated to the projects to which they relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense." The paragraph 7 definition of indirect costs appears to only contemplate capitalizable projects and, consequently, it may only be appropriate to allocate payroll costs between capitalizable projects. When an employee's time is divided between capitalizable projects and operating expense activities, it is not

clear how this cost is "clearly related" to the capitalizable activities as required by paragraph 7 and the related definition in appendix A, unless the employee keeps track of his or her time. We believe employee payroll costs are unlike the other indirect costs you allocate (e.g., leased vehicles, diesel fuel, etc.), where an allocation method may more accurately represent the costs related to a project.

Replacement of Rail (Prior Comments 5 and 7)

4. We note that your tangent rail projects vary in length, with five miles and longer being typical and shorter lengths being atypical. We believe this five mile and longer length to be to be the case, in part, because of the cost involved in deploying crews and equipment. Consequently, we would not expect there to be a significant amount of isolated ¼ mile replacements of rail. In addition, the significant disparity between your typical capital program length and your ¼ mile unit of property for rail may be an indication that the ¼ mile replacements of rail should not be accounted for as part of your capital program. With that, please quantify for us the number of quarter mile replacements of rail made during 2007, and provide any other information that you believe would enhance our understanding of your accounting.

Track Surfacing (Prior Comment 10)

(a)   Undercutting

5. You have indicated that your unit of property for undercutting is one net ton of ballast. In regard to this unit of property, please tell us (i) the approximate dollar amount that is capitalized in connection with one net ton of ballast; (ii) the approximate length of track that corresponds to one net ton of ballast; and (iii) the average length, and range of lengths, of continuous track that is part of an individual undercutting project.

6. Please explain to us why the replacement of one net ton ballast is not considered the repair and maintenance of track structure. Since ballast is a component of track structure, it appears that it should be evaluated against it. In addition, explain to us why you believe one net ton of ballast is substantial, and not more akin to the routine replacement of a minor part, which you expense as incurred. Based on the information provided to us, we note that the cost to replace ballast is approximately $29 per foot ($48,000,000 / (311 miles *5,280 feet per mile)). Accordingly, it appears that the replacement of less than a substantial length of ballast might be considered similar to the replacement of a minor part.

(b)   Track Lining

7. Please explain to us why the addition of one net ton ballast to existing track structure is not considered the repair and maintenance of the track structure.

Since ballast is a component of track structure, it appears that it should be evaluated against it. In addition, explain to us why you believe one net ton of ballast is substantial, and not more akin to the routine replacement of a minor part, which you expense as incurred. Based on the information provided to us, we note that the cost to track line is approximately $7,875 per mile ($48,000,000 / 6,095 miles). Consequently, track lining one mile of track may be similar to the routine replacement of a minor part. We note that this amount is substantially less than the $2.7 million average cost of new track.

Rail Grinding (Prior Comment 11)

8. We note that you incurred $26.6 million in direct rail grinding costs covering 21,000 miles of rail, during 2007. You have indicated, though, that rail may require more than one pass to reach the desired result and the number of passes required varies. You have not provided any information for us to assess how many passes may typically be required. Based on the information you have provided, it appears that the cost of rail grinding is approximately $1,267 per mile of pass ($26,600,000 / 21,000 miles). We have seen one indication, on the Internet, that certain rail may require upwards of ten passes, which would equate to a range of approximately $1,267 through $12,670 cost per mile. This range of costs does not appear significant and may be an indication that rail grinding is more akin to routine repairs and maintenance. Based on the preceding, please provide us a further analysis explaining why the cost of rail grinding is an appropriately capitalizable cost.

9. In addition, please clarify what you mean by "because rail grinding is factored into the life of our rail, grinding costs are capitalized as part of our rail assets and the costs are depreciated over the same useful life as rail." If rail grinding is factored into the useful life of rail, this would appear to be an indication that rail grinding is a routine activity that only maintains the useful life of the rail. The point that is illustrated by your last sentence appears to be analogous to the fact that routine oil changes, which are a maintenance activity, are typically factored into the useful life of automobiles. Accordingly, a Class I railroad that expenses as incurred rail grinding costs would account for the underlying rail over the extended useful life of the rail, but a Class I railroad that capitalizes rail grinding costs would account for the underlying rail over the unextended useful life of the rail.

10. Please provide us an analysis for each of the 10 sections of track that are most frequently grinded. For each section of track, provide (i) its grinding history (i.e, the dates of all previous grindings); (ii) the anticipated dates of all future grindings; (iii) the estimated annual gross tons carried over it; (iv) its estimated life in gross tons; (v) whether it is tangent rail or curve rail; (vi) its length; and (vii) the approximate number of passes that would be required to grind it.

In response to our prior comment, you have stated that the frequency rail is grinded varies. We believe more definitive information and analysis regarding frequency is necessary to determine whether it is appropriate to capitalize the cost of it. If rail grinding is a periodic activity, it would appear to be an indication that rail grinding should be expensed as incurred. Among other reasons, a recurring activity might not appreciably extend the life of the underlying asset each individual occurrence, rather only in the aggregate occurrences of the activity.

11. Please tell us whether you capitalize the lubrication of rail. If so, clarify for us why your accounting policy is appropriate. In this regard, we note from your response to prior comment one that you have not identified lubrication as part of your routine track maintenance. (We understand that it may be included within item number seven of response number one.)

Disclosure

12. Please provide in your remaining 2007 Forms 10-Q, and then in your continuing annual reports, an enhanced accounting policy for the costs that are incurred in connection with your capitalizable projects.

You may contact the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief